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                                                              EXHIBIT (a)(5)(iv)

                                 PRESS RELEASE

For Release: Immediate
Contact: Scott Monette
        314/877-7113

                 RALCORP HOLDINGS, INC. ANNOUNCES DUTCH AUCTION
                  SELF-TENDER OFFER FOR UP TO 4,000,000 SHARES

     St. Louis, MO, November 11, 2002... Ralcorp Holdings, Inc. (RAH) today announced that its Board of Directors has approved a tender offer for up to 4,000,000 shares of the Company's Common Stock at a price of not in excess of $24.00 or less than $21.00 per share. The exact price will be determined by a procedure commonly referred to as a "Dutch Auction." (See Editor's Note.)

     The Company has approximately 30,000,000 shares of Common Stock currently outstanding. This offering to repurchase up to 4,000,000 shares of Common Stock from existing stockholders equates to approximately 13 percent of the number of shares outstanding. The closing price for the Company's Common Stock on the New York Stock Exchange on November 8, 2002, the last full day of trading prior to commencement of this tender offer, was $20.30 per share.

     The Company stated that neither the Company nor its Board of Directors, nor its Dealer Manager makes any recommendation to stockholders to tender shares of Common Stock. The Company anticipates that the offer will commence November 12, 2002 and documents will begin being mailed to stockholders on or about November 13, 2002. The tender offer, proration period and withdrawal rights will expire at 5:00 p.m. (EST) on December 11, 2002, unless extended.

     Banc of America Securities LLC is acting as Dealer Manager of the offer and Georgeson Shareholder Communications Inc. is acting as the Information Agent. Questions and requests for assistance or for copies of the Offer to Purchase may be directed to either the Dealer Manager or Information Agent at their respective addresses listed below.

     Ralcorp produces a variety of store brand foods that are sold under the individual labels of various grocery, mass merchandise and drug store retailers. Ralcorp's diversified product mix includes: ready-to-eat and hot cereals, crackers and cookies, snack nuts, chocolate candy, salad dressings, mayonnaise, peanut butter, jams and jellies, syrups, and various sauces. In addition, Ralcorp holds a 21.5 percent interest in Vail Resorts, Inc., the premier mountain resort operator in North America.

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
               DEALER MANAGER:                               INFORMATION AGENT:
        Banc of America Securities LLC                     Georgeson Shareholder
              9 West 57th Street                            Communications Inc.
              New York, NY 10019                        17 State Street, 10th Floor
                                                             New York, NY 10004
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EDITOR'S NOTE: Under this tender offer, the price to be paid per share will be set by "Dutch Auction," meaning the Company will pay only that amount per share which is necessary, within the stated range, in order to secure the needed number of shares to complete the offer. Once the price per share is determined, all shareholders will be paid the same amount for each share of stock sold.